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CUSIP No. 71-934 8104	13D/A	Page 1 of 7

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13D

SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BRIGHTCUBE, INC. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
71-934 8104 (CUSIP Number of Class of Securities)
Intellect Capital Group, LLC 11111 Santa Monica Blvd. Suite 650 Los Angeles, CA 90025 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  / /.

CUSIP No. 71-934 8104	13D/A	Page 2 of 7

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)
Intellect Capital Group, LLC 95-4749174

(2)	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP:	(b)	/ /

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		: (7)	SOLE VOTING POWER
41,389,023

		: (8)	SHARED VOTING POWER
0

		: (9)	SOLE DISPOSITIVE POWER
41,389,023

		: (10)	SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,389,023

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES / /

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
49.0%

(14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 71-934 8104	13D/A	Page 3 of 7

Amendment No. 2 to Schedule 13D

    This statement amends ("Amendment") the Schedule 13D first filed by Intellect Capital Group, LLC, a Delaware limited liability company ("Reporting Person") with the Securities and Exchange Commission on June 19, 2000, as amended on July 31, 2000 (collectively, the "Schedule 13D"), with respect to Reporting Person's beneficial ownership of shares of common stock, par value $0.001 per share ("Common Stock") of BrightCube, Inc. (formerly known as "PhotoLoft, Inc."), a Nevada corporation (the "Issuer"). All defined terms refer to terms defined herein and in the Schedule 13D. Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its filing date. The Schedule 13D is amended only to the extent set forth on the cover pages and below.

Item 1.  Security and Issuer.

    This Amendment No. 2 to the Schedule 13D relates to the Common Stock, par value $0.001 per share of BrightCube, Inc., a Nevada corporation, formerly known as PhotoLoft, Inc., which was formerly known as PhotoLoft.com, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 240 Center Street El Segundo, CA 90245.

Item 3.  Source and Amount of Funds or Other Consideration.

    Reporting Person loaned Five Hundred Thousand Dollars ($500,000) to Issuer, as evidenced by a demand Promissory Note dated July 16, 2001 (the "Note"), attached hereto as Exhibit 1. In consideration for Reporting Person agreeing to forbear from exercising its demand rights under the Note for period of thirty (30) days commencing on August 14, 2001, as evidenced by the Forbearance Letter dated August 14, 2001, attached hereto as Exhibit 2, Issuer and Reporting Person executed a Warrant Agreement to Purchase Common Stock of BrightCube, Inc., dated as of August 14, 2001 (the "Warrant Purchase Agreement") providing for the issuance to the Reporting Person of immediately exercisable warrants to purchase 1,875,000 shares of the Issuer's Common Stock, with an initial per-share exercise price of $0.30 (the "Warrants").

    Reporting Person has not exercised any of the Warrants as of the date hereof, however, pursuant to Rule 13d-3(d)(1)(i)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Reporting Person is deemed to be the beneficial owner of 1,875,000 shares of the Issuer's Common Stock. Reporting Person anticipates that it will either: (i) utilize working capital to pay the exercise price of the Warrants as such time, or from time to time, as the Reporting Person may elect to exercise the Warrants, or (ii) utilize the "cashless exercise" option provided for in the Warrant Purchase Agreement. The specific terms of the Warrants are set forth in the Warrant Purchase Agreement attached hereto as Exhibit 3.

    In addition, in June 2001, an affiliate of the Reporting Person sold warrants to purchase 400,000 shares of the Issuer's Common Stock to a third party upon exercise of such third-party's option to purchase such warrants for an aggregate purchase price of $400. These 400,000 warrants previously were reported in the Schedule 13D as being beneficially owned by the Reporting Person.

CUSIP No. 71-934 8104	13D/A	Page 4 of 7

    Furthermore, on September 5, 2001, an affiliate of Reporting Person, over which Reporting Person exercised control, entered into a Stock Purchase Agreement pursuant to which the affiliate of Reporting Person purchased 400,000 shares of the Issuer's Common Stock from a third party individual for an aggregate cash purchase price of $150,000, which the affiliate paid out of the affiliate's working capital. In addition, also on September 5, 2001, pursuant to a second Stock Purchase Agreement Reporting Person sold 700,000 shares of Issuer's Common Stock to a third party entity for an aggregate price of $100. Copies of the two Stock Purchase Agreements are attached hereto as Exhibit 4 and Exhibit 5, respectively.

    Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, Reporting Person is deemed to have beneficial ownership of 41,389,023 shares of Issuer's Common Stock through its ownership of 27,614,023 shares of the Issuer's Common Stock and its ability to acquire an additional 13,775,000 shares of the Issuer's Common Stock upon exercise of immediately exercisable warrants. Accordingly, based on the 70,720,648 shares of the Issuer's Common Stock outstanding on August 13, 2001 as reported in Issuer's most recently available filing with the SEC, and as determined pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, Reporting Person is deemed to be the beneficial owner of 49.0% of Issuer's outstanding Common Stock.

Item 4.  Purpose of the Transaction.

      (a)-(j)  The information set forth in Item 3 is hereby incorporated herein by reference.

    Except as set forth above, or as described below, the Reporting Person does not have any plans or proposals that relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, provided, however, that the Reporting Person may, from time to time, purchase or sell the Issuer's securities, although none of such future sales or purchases are expected to be of a material nature and to the extent that such future sales or purchase are of a material nature, Reporting Person will make the appropriate disclosures;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

CUSIP No. 71-934 8104	13D/A	Page 5 of 7

      (e) Any material changes in the present capitalization or dividend policy of the Issuer;

      (f)  Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b)  Reporting Person beneficially owns 41,389,023 shares of the Issuer's Common Stock, which equates to 49.0% of the Issuer's outstanding Common Stock based on the number of outstanding shares of Issuer's Common Stock as reported in Issuer's Form 10-QSB for the quarter ended June 30, 2001. Reporting Person has sole voting and dispositive power over 41,389,023 shares of Issuer's Common Stock.

      (c) Transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

        The Reporting Person effected the following transactions in the Issuer's securities on the dates indicated.

Name of Holder	Purchase or Sale	Date	Securities	Consideration
Intellect Capital Group, LLC	P	08/14/2001	Warrants to purchase 1,875,000 shares of Issuer's Common Stock	Issued in consideration for Reporting Person agreeing to forbear for 30 days from exercising demand rights on a loan made to Issuer
Opus X Capital, LLC(1)	S	06/12/2001	Warrants to purchase 400,000 shares of Issuer's Common Stock	Sold for $400 upon exercise of an option to purchase the warrants
Opus X Capital, LLC(1)	P	09/05/2001	400,000 shares of Issuer's Common Stock	Purchased for $150,000
Intellect Capital Group, LLC	S	09/05/2001	700,000 shares of Issuer's Common Stock	Sold for $100

(1)
Opus X is an affiliate of Reporting Person and Reporting Person is deemed to beneficially own Issuer's securities that were held by Opus X.

CUSIP No. 71-934 8104	13D/A	Page 6 of 7

     (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock held by the Reporting Person.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information set forth, or incorporated by reference, in the Schedule 13D and in Items 3 through 5 hereof is hereby incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
1	Promissory Note dated July 16, 2001, executed by Issuer in favor of Reporting Person
2	Forbearance Letter dated August 14, 2001
3	Warrant Purchase Agreement dated August 14, 2001, by and between BrightCube, Inc. and Intellect Capital Group, LLC
4	Stock Purchase Agreement dated September 5, 2001, by and between Opus X Capital, LLC and Benny Shabtai
5	Stock Purchase Agreement dated September 5, 2001, by and between Intellect Capital Group, LLC and Seville Media, Inc.

CUSIP No. 71-934 8104	13D/A	Page 7 of 7

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

INTELLECT CAPITAL GROUP, LLC
	By:	/s/ TERREN S. PEIZER
	Name:	Terren S. Peizer
	Title:	Chief Executive Officer
Dated: October 9, 2001

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Amendment No. 2 to Schedule 13D
  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE